Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

November 15, 2011

            Speech Reto Francioni, CEO Deutsche Börse AG

            Euro Finance Week, 14 November 2011

Euro Finance Week

14 November 2011

Reto Francioni

CEO Deutsche Börse AG, Frankfurt/Main

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Panel:

Wettbewerbsfähigkeit von Geschäftsmodellen unter neuen Regularien im Finanzmarkt

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Ladies and Gentlemen:

First, I wish you a pleasant morning and an inspiring day. From what I have seen, productive dialogue seems to be taking place everywhere.

I am pleased to be able to speak to you today. In my talk, I would like to address three aspects of competitiveness of exchange operators in the context of the current regulatory debate:

▪         Firstly, the indisputable advantages the planned merger between Deutsche Börse and NYSE Euronext will have for our city as a financial center;

▪         Secondly, the advantages for all other stakeholders; and

▪         Thirdly, the consequences for competition on the derivatives market.

[Position as a financial center]

On the first point: The merger between Deutsche Börse and NYSE Euronext will reinforce Frankfurt’s position as a financial center, it will reinforce Germany’s position as a financial center, and it will reinforce Europe’s position as a financial center. It’s an answer to structural changes in global competition among exchange operators and providers of over-the-counter trading platforms. The stock markets are exhibiting a clear trend toward Europeanization of trading and the next step, globalization of trading. The derivatives market, market data and post-trading functions are already global.

Building up the geographical reach of exchanges along with the ability to offer integrated services is therefore indispensable to remaining competitive in a globalized market environment. The cities where the headquarters for these new, global and integrated exchanges are situated will thus become key nodes in the international network of financial centers—and one of these will be Frankfurt.

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Just think back a few years. London, Paris and Frankfurt were the main players in European exchange trading, with London clearly in the lead. Today, the situation looks completely different. Competition has become global, and we in Frankfurt are competing with exchanges in Europe, the United States, South America and Asia.

That’s why our transatlantic merger project would particularly benefit the financial centers where the new exchange is located. It is precisely the combination of international networking and national roots, global reach and local expertise that is the unique strength of this new exchange model. The Frankfurt region, along with New York, will be the headquarter for our envisioned global exchange operator. The chairman of the new company will work from here on the long-term strategy and direction of the exchange.

The most profitable global business segments, derivatives trading especially, but also settlement and custody as well as market data and market analysis, will be managed from Frankfurt. Thus, our local financial hub is the center of decision making for the most important, highest-growth divisions generating around seventy percent of the revenue of the new exchange company.

Even without this merger, Deutsche Börse is already well on its way to becoming a global exchange, mainly thanks to organic growth in recent years. The merger would shore up and speed up this process, and put us decisively in the lead, but would not change the basic direction we are taking.

Already today, more than four out of five of our shareholders come from outside of Germany, and more than forty percent are from non-European countries. This mirrors our revenue structure exactly: In the first six months of 2011, our derivatives subsidiary Eurex generated two-thirds of its revenues in European countries other than Germany and nearly one-fifth in the United States. Clearstream is equally international, with fifty percent of revenues coming from European countries other than Germany and over fifteen percent from the rest of the world. The rest of Europe provides forty percent of Xetra’s revenues as well.

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This international stature is anything but detrimental to Germany as a financial center. On the contrary, it brings liquidity to Germany and benefits market players and companies here—that means everyone: law firms, banks, consulting firms and service providers alike—and that makes us as a Group more stable.

Besides, Deutsche Börse Group is already an integrated company with a broad portfolio of segments producing income, from trading to securities custody. After the merger, this portfolio will be even more balanced. Based on total income in 2010 of 4.1 billion euros, the new company will generate

▪         thirty-seven percent of revenue from derivatives trading and clearing;

▪         twenty-nine percent from cash market trading and clearing, and the listing business;

▪         twenty percent from settlement and custody, and

▪         fourteen percent from market data, indexes and technology.

I think that’s a great foundation for shaping and safeguarding our own future, weathering storms on the markets, developing new products for increasing the security and integrity of the markets, and growing further—particularly in emerging markets around the world. This is advantageous to all market participants, including those in Frankfurt’s financial community.

The ongoing financial crisis has pushed the importance of systemic stability and systemic risk management on capital markets to the forefront of the regulatory debate. Exchanges have a crucial contribution to make, one that will be improved the more international and tightly integrated they are in this globalized world.

Clearing derivatives through central counterparties is one of the key regulatory goals of the current G20 reforms. The merger of Deutsche Börse and NYSE Euronext will create a larger, more robust and more resilient clearinghouse for ensuring effective risk management and stability. Especially during times of market turbulence, market participants increasingly shift away from over-the-counter to exchange trading, which is better secured and functions absolutely reliably with central counterparties. Add to that the superior liquidity offered by exchanges to be improved further thanks to our merger.

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A merger would thus also be a vital step forward, including, and especially from the regulatory perspective: The merged Group will be in the position of setting global standards for transparency and regulation, thus providing considerable backup for good market forces as well as providing impetus for harmonizing regulatory standards. With one foot on either shore of the Atlantic, the Group will also solidify Europe’s importance in global financial market regulation.

This doesn’t mean that national regulatory bodies will play a lesser role in the future. Quite the contrary, they will and should regulate their national market in the future, a market fortified by the merger. In this regard, German regulators will also be in a stronger position. The new company created by the merger of Deutsche Börse and NYSE Euronext and associated exchange operators will continue to do business under local supervision and will respect all local exchange regulations and institutions. In Frankfurt, these include the proven partnerships with securities regulators in the state of Hesse and other institutions such as the Exchange Council. I expressly welcome and support these efforts.

In an official statement, the Exchange Council has already highlighted the advantages of the planned merger for the real economy resulting from expanded access to global capital markets. The Council is convinced that even after the merger companies listed on the Frankfurt Stock Exchange will remain subject to German and European regulations exclusively. In the Council’s opinion, the project is a key step toward a more secure, stable and better regulated financial system in Europe.

The merger will have practically no impact on taxes either. Following the merger, all of the profits generated by Deutsche Börse AG and its subsidiaries in Germany will continue to be taxed in Germany. This will represent a significant portion of the profits of the merged exchange!

The idea that the merger will have a positive effect on its location is confirmed by a study conducted by Prof. Dr. Enderlein from the Hertie School of Governance in Berlin. The study came to two important conclusions:

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▪         Firstly,  the merger will boost ongoing regulatory initiatives for increasing European and transatlantic financial market stability by supporting product standardization, risk management and market transparency. A crucial role is played here by a strong central counterparty, such as Eurex Clearing, which Deutsche Börse will bring into the merger.

▪         Secondly,  increasing liquidity in trading along with the reach of clearing and settlement operations means the merger will be a factor in honing Europe’s competitive edge as a financial center. As in the example of the consolidation of futures and options exchanges in Chicago, this can lead to the creation and preservation of jobs from a long-term perspective. After all, the derivatives market has long since been a global market, and only a strong European operator can beat back the competition here in the long run. In the future, competitors will come not just from the United States, but also from emerging markets like Brazil and Korea.

[Other stakeholders]

Our merger is not an end in itself. It is intended to bring immediate benefits to our clients and especially the real economy. From the first day forward, costs will be lower due to economies of scale. These include substantial savings thanks to reduced infrastructure and system connectivity costs. Clients will therefore enjoy direct savings estimated at eighty-eight million euros per year. Moreover, clients will benefit from capital efficiencies of around three billion euros resulting from the opportunity to offset risk positions.

The heightened liquidity on the new exchange will also result in more transparent and efficient pricing. This also lowers the costs implicit in trading, and by that I mean the differential between buying and selling prices. These costs are much higher than the explicit fees that market participants bear.

By trading on the new exchange, clients will additionally benefit from the unique combination of local presence and global reach. Companies operating in the real economy will have expanded access to international investors. This will simplify the process of obtaining capital, particularly in the case of medium-sized companies whose securities are still often traded on low-liquidity platforms.

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After the merger, a total of fourteen-hundred small- and medium-sized companies will be listed on the new exchange. Analysts specializing in these companies will be able to more easily consolidate and better finance their research capacity, further increasing the attention received by small- and medium-sized companies on capital markets. In this way, the new exchange will also meet the financial sector’s responsibility to provide service to the real economy.

[Competition on the derivatives market]

Now on to the third point: competition on the derivatives market, an issue at the core of the anti-trust review of our planned merger by the European Commission. I will address this issue now.

Firstly, NYSE Euronext’s London derivatives exchange Liffe and Deutsche Börse’s subsidiary Eurex operate on opposite ends of the interest curve. That means there is no competition between the two exchanges for the majority of the exchange-listed derivatives business. Instead, the financial instruments traded are complementary rather than substituting for each other. Evidence of this is the fact that many derivatives traders are members of both Eurex and Liffe, something that would not be necessary if the products traded were largely interchangeable.

Secondly, the actual competition in the derivatives business is not between the individual exchanges, but chiefly between exchanges and the OTC market. Around eighty-five percent of derivatives trading worldwide is conducted over the counter. From the trader’s perspective, exchange-traded and OTC derivatives perform the same functions: They are either traded as an investment or used to manage various risks. The regulation stipulating that in the future standardized OTC derivatives be settled via central counterparties to improve risk management will further level the playing field for OTC and exchange-traded derivatives.

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Thirdly, the market for trading derivatives is not European, it’s global. Technological advances allow traders to operate simultaneously on all derivatives exchanges around the globe regardless of their location. The largest traders are members of most of the world’s derivatives exchanges and can therefore trade anywhere almost around the clock. The new company and its core business, that is, services for hedging and trading capital market-related risks, will face tough competition worldwide. US exchanges such as CME and ICE as well as infrastructure providers trying to break into this market will remain competitors to be taken very seriously going forward. What’s more, this competition will continue to drive product innovation and customer focus.

Regarding CME, a key strength of Chicago’s futures and options exchange is its integrated palette of leading derivatives across the entire yield curve. This strength resulted from a merger of the two largest futures and options exchanges in the United States, which was approved by US regulators based on the argument that the market served is not national, but instead global in scope. The envisioned merger between Deutsche Börse and NYSE, and therefore between Frankfurt’s Eurex and London’s Liffe, would create a worthy opponent in global competition—for Frankfurt, for London and, by extension, for Europe.

And one last point: vertical integration. It was often bemoaned in the past, but more often copied, at least by those competitors who didn’t have it. The future belongs to integrated exchanges because they offer market participants a single port of call for secure and reliable transaction processing. CME in Chicago, which I mentioned a minute ago, is an integrated exchange as well.

Critics of vertical integration, such as the London Stock Exchange, have pursued a crystal-clear and imitative integration strategy, at least since the planned takeover of London Clearing House.

From a regulatory point of view, an integration strategy also has obvious advantages. Such strategies are important factors for ensuring systemic market stability.

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Ladies and gentlemen, to wrap up my comments about the numerous worthy and substantial arguments in favor of allowing the success of this merger, I can say that we are on a very positive path and have come a long way already. Frankfurt and all of you, ladies and gentlemen, will be among the winners when this merger happens. This is precisely the reason why we have taken this step—and continue to pursue it tenaciously. It is thrilling to see the passion and enthusiasm of so many good people working on this project.

Thank you for listening. I am looking forward to a lively discussion!

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

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No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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